Exhibit 16(4)(m):  Guaranteed Minimum Interest Rate and Market Value Adjustment Floor Endorsement VI-RA-4050(2017).

Voya Insurance and Annuity Company

Des Moines, IA 50309

Guaranteed Minimum Interest Rate and Market Value Adjustment Floor Endorsement

The annuity Contract, which includes any riders, endorsements and other attachments to the Contract, is hereby modified by the provisions of this Guaranteed Minimum Interest Rate and Market Value Adjustment Floor Endorsement (this “Endorsement”). If there is a conflict between the provisions of this Endorsement and the Contract, the provisions of this Endorsement shall control. As used in this Endorsement, the term Contract shall mean a Contract or Certificate, as applicable. This Endorsement is effective and becomes part of your Contract as of [DATE], (the “Effective Date”).

This Endorsement increases the guaranteed minimum interest rate (“GMIR”) applicable to the fixed interest options available under your Contract that are subject to a Market Value Adjustment (“MVA”) to [1.5]% if prior to the Effective Date the applicable GMIR was less than [1.5]%.

This Endorsement also enhances your Contract by limiting any negative MVA that we may apply when all or a portion of your accumulated value in any fixed interest or index-linked options subject to an MVA (“Applicable Account Value”) is surrendered, withdrawn, transferred, applied to an annuity payment option or paid as death benefit proceeds (hereinafter referred to as “Withdrawals”) on and after the Effective Date.

More specifically, on and after the Effective Date, we will limit future negative MVAs that we may apply to any Withdrawals from your Applicable Account Value so that any such MVAs will not cause your Applicable Account Value to be less than the following “Floor Guarantee”:

•     100% of premiums or other amounts allocated to any fixed interest or index-linked options subject to an MVA, accumulated while so allocated with interest at an effective annual rate equal to the greater of (i) any GMIR applicable under your Contract and (ii) 1.5%; minus

•     the amount of any Withdrawals from any fixed interest or index-linked options (before applying any positive or negative MVAs); minus

•     any applicable surrender charges.

If your Applicable Account Value after application of any MVA or upon any Withdrawal not subject to an MVA is less than the Floor Guarantee, then we will reset your Applicable Account Value to equal the amount of your Floor Guarantee.

In applying any MVA, each amount allocated to a different fixed interest or index-linked option will be considered separately. Amounts allocated at different points in time, and at different rates for a given guaranteed period or term, will be considered separately as well.

This Endorsement makes no other changes to your Contract.

Signed for Voya Insurance and Annuity Company:

[/s/ Jennifer M. Ogren

Jennifer M. Ogren, Secretary]

VI-RA-4050(2017)